SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MATTERPORT, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

577096 100

(CUSIP Number)

Peter Hébert Lux Capital Management, LLC 920 Broadway, 11th Floor New York, NY 10010 (646) 475-4385	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577096 100	13D	Page 1 of 14 pages

1.	Names of reporting persons Lux Ventures Partners III, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,632,932*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,632,932*

11.	Aggregate amount beneficially owned by each reporting person 17,632,932*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.3%*
14.	Type of reporting person (see instructions) HC

*

Lux Ventures III, L.P. (“LVIII”) directly owns 17,624,261 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Matterport, Inc. (the “Issuer”), and Lux Ventures III Special Founders Funds, L.P. (“LVIIISF”) directly owns 8,671 shares of Common Stock collectively representing approximately 7.3% of the 241,956,778 shares of Common Stock outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021. Lux Venture Partners III, LLC (“LVPIII”) is the general partner of each of LVIII and LVIIISF and exercises voting and dispositive power over the shares of Common Stock owned by each of LVIII and LVIIISF. Peter Hébert and Josh Wolfe are the individual managing members of LVPIII and may be deemed to beneficially own the 17,624,261 shares of Common Stock owned directly by LVIII and the 8,671 shares of Common Stock owned directly by LVIIIFS, or, collectively, 7.3% of the shares of Common Stock deemed issued and outstanding as of the filing date of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021.

This report shall not be deemed an admission that LVPIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVPIII disclaims ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096 100	13D	Page 2 of 14 pages

1.	Names of reporting persons Lux Ventures III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,624,261*
	8.	Shared voting power 0
	9.	Sole dispositive power 17,624,261*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 17,624,261*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.3%*
14.	Type of reporting person (see instructions) PN

*

LVIII directly owns 17,624,261 shares of Common Stock, representing approximately 7.3% of the 241,956,778 shares of Common Stock outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021. LVPIII is the general partner of LVIII and exercises voting and dispositive power over the shares of Common Stock owned by LVIII. Peter Hébert and Josh Wolfe are the individual managing members of LVPIII and may be deemed to beneficially own the 17,624,261 shares of the Common Stock owned directly by LVIII, or 7.3% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096 100	13D	Page 3 of 14 pages

1.	Names of reporting persons Lux Ventures III Special Founders Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,671*
	8.	Shared voting power 0
	9.	Sole dispositive power 8,671*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 8,671*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) <0.1%*
14.	Type of reporting person (see instructions) PN

*

LVIIISF directly owns 8,671 shares of Common Stock, representing less than 0.1% of the 241,956,778 shares of Common Stock outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021. LVPIII is the general partner of LVIIISF and exercises voting and dispositive power over the shares of Common Stock owned by LVIIISF. Peter Hébert and Josh Wolfe are the individual managing members of LVPIII and may be deemed to beneficially own the 8,671 shares of the Common Stock owned directly by LVIIISF, or less than 0.1% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVIIISF is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVIIISF disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096 100	13D	Page 4 of 14 pages

1.	Names of reporting persons Lux Co-Invest Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,756,553*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,756,553*

11.	Aggregate amount beneficially owned by each reporting person 6,756,553*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.8%*
14.	Type of reporting person (see instructions) HC

*

Lux Co-Invest Opportunities, L.P. (“LCIO”) directly owns 6,756,553 shares of Common Stock, representing approximately 2.8% of the 241,956,778 shares of Common Stock outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021. Lux Co-Invest Partners, LLC (“LCIP”) is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock owned by LCIO. Peter Hébert and Josh Wolfe are the individual managing members of LCIP and may be deemed to beneficially own the 6,756,553 shares of Common Stock owned directly by LCIO, or 2.8% of the shares of Common Stock deemed issued and outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021, or 2.8% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LCIP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096 100	13D	Page 5 of 14 pages

1.	Names of reporting persons Lux Co-Invest Opportunities, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,756,553*
	8.	Shared voting power 0
	9.	Sole dispositive power 6,756,553*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 6,756,553*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.8%*
14.	Type of reporting person (see instructions) PN

*

LCIO directly owns 6,756,553 shares of Common Stock, representing approximately 2.8% of the 241,956,778 shares of Common Stock outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021. LCIP is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock owned by LCIO. The Individual Managers may be deemed to beneficially own the 6,756,553 shares of the Common Stock owned directly by LCIO or 2.8% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LCIO is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIO disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096 100	13D	Page 6 of 14 pages

1.	Names of reporting persons Lux Ventures Partners Cayman III, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 836,169*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 836,169*

11.	Aggregate amount beneficially owned by each reporting person 836,169*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.3%*
14.	Type of reporting person (see instructions) HC

*

Lux Ventures Cayman III, L.P. (“LVCIII”) directly owns 836,169 shares of Common Stock, representing approximately 0.3% of the 241,956,778 shares of Common Stock outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021. Lux Ventures Cayman Partners Cayman III, LLC (“LVCGP”) is the general partner of LVCIII and exercises voting and dispositive power over the shares of Common Stock owned by LVCIII. Peter Hébert and Josh Wolfe are the individual managing members of LVCGP and may be deemed to beneficially own the 836,169 shares of Common Stock owned directly by LVCIII, or 0.3% of the shares of Common Stock deemed issued and outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021.

This report shall not be deemed an admission that LVCGP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVCGP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096 100	13D	Page 7 of 14 pages

1.	Names of reporting persons Lux Ventures Cayman III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 836,169
	9.	Sole dispositive power 0
	10.	Shared dispositive power 836,169

11.	Aggregate amount beneficially owned by each reporting person 836,169*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.3%*
14.	Type of reporting person (see instructions) PN

*

LVCIII directly owns 836,169 shares of Common Stock, representing approximately 0.3% of the 241,956,778 shares of Common Stock outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021. LVCGP is the general partner of LVCIII and exercises voting and dispositive power over the shares of Common Stock owned by LVCIII. The Individual Managers may be deemed to beneficially own the 836,169 shares of the Common Stock owned directly by LVCIII or 0.3% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVCIII is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVCIII disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 577096 100	13D	Page 8 of 14 pages

1.	Names of reporting persons Peter Hébert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 25,225,654*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 25,225,654*

11.	Aggregate amount beneficially owned by each reporting person 25,225,654*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%*
14.	Type of reporting person (see instructions) IN

*

Peter Hébert may be deemed to beneficially own, in the aggregate, 25,225,654 shares of Common Stock, representing approximately 10.4% of the 241,956,778 shares of Common Stock outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021. The number of shares of Common Stock reported as beneficially owned by Mr. Hébert are held by LVIII, LVIIISF, LCIO and LVCIII (collectively, the “LV Funds”). Mr. Hébert serves as one of two managing members of the LV Funds and may be deemed to beneficially own the 25,225,654 shares of Common Stock held by the LV Funds.

This report shall not be deemed an admission that Mr. Hébert is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 577096 100	13D	Page 9 of 14 pages

1.	Names of reporting persons Josh Wolfe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 25,225,654*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 25,225,654*

11.	Aggregate amount beneficially owned by each reporting person 25,225,654*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%*
14.	Type of reporting person (see instructions) IN

*

Josh Wolfe may be deemed to beneficially own, in the aggregate, 25,225,654 shares of Common Stock, representing approximately 10.4% of the 241,956,778 shares of Common Stock outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021. The number of shares of Common Stock reported as beneficially owned by Mr. Wolfe are held by the LV Funds. Mr. Wolfe serves as one of two managing members of the LV Funds and may be deemed to beneficially own the 25,225,654 shares of Common Stock held by the LV Funds.

This report shall not be deemed an admission that Mr. Wolfe is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 577096 100	13D	Page 10 of 14 pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, $0.0001 par value per share (the “Common Stock”), of Matterport, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 352 East Java Drive, Sunnyvale, California 94089.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by (i) Lux Ventures III, L.P. (“LVIII”), (ii) Lux Ventures III Special Founders Fund, L.P. (“LVIIISF”), (iii) Lux Venture Partners III, LLC (“LVPIII”), (iv) Lux Co-Invest Opportunities, L.P. (“LCIO”), (v) Lux Co-Invest Partners, LLC (“LCIP”), (vi) Lux Ventures Cayman III, L.P. (“LVCIII”), (vii) Lux Ventures Cayman Partners Cayman III, LLC (“LVCGP”), (viii) Peter Hébert, a member of the Issuer’s board of directors (the “Board”), and (ix) Josh Wolfe. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

LVPIII is the general partner of each of LVIII and LVIIISF and exercises voting and dispositive power over the shares of Common Stock held by each of LVIII and LVIIISF. LCIP is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock held by LCIO. LVCGP is the general partner of LVCIII and exercises voting and dispositive power over the shares of Common Stock held by LVCIII. This Schedule 13D relates to the shares of Common Stock directly owned by LVIII, LVIIISF, LCIO and LVCIII (the “LV Funds”). As a result of the foregoing, as of the date of this Schedule 13D, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LVPIII may be deemed to beneficially own approximately 7.3% of the shares of the Issuer’s Common Stock outstanding as of July 22, 2021, LCIP may be deemed to beneficially own approximately 2.8% of the shares of the Issuer’s Common Stock outstanding as of July 22, 2021, LVCGP may be deemed to beneficially own approximately 0.3% of the shares of the Issuer’s Common Stock outstanding as of July 22, 2021 and Messrs. Hébert and Wolfe may be deemed to beneficially own approximately 10.4% of the shares of the Issuer’s Common Stock outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021.

The principal business address of the Reporting Persons is c/o Lux Capital Management, LLC, 920 Broadway, 11th Floor, New York, NY 10010.

The principal business of the Reporting Persons is investments and/or investment management. LVIII is a limited partnership organized under the laws of the State of Delaware. LVIIISF is a limited partnership organized under the laws of the State of Delaware. LVPIII is a limited liability company organized under the laws of the State of Delaware. LCIO is a limited partnership organized under the laws of the State of Delaware. LCIP is a limited liability company organized under the laws of the State of Delaware. LVCIII is a limited partnership organized under the laws of the State of Delaware. LVCGP is a limited liability company organized under the laws of The Cayman Islands. Each of Messrs. Hébert and Wolfe are United States citizens.

The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of the shares of Common Stock reported herein were derived from the capital contributions by the partners of the LV Funds and the available funds of such entities. A total of approximately $26,014,129 was paid to acquire the shares of common stock and preferred stock of Legacy Matterport (as defined below), which were subsequently converted into the shares of Common Stock of the Issuer reported herein upon closing of the Merger (as defined below). A total of $1,000,000 was paid to acquire 100,000 of the shares of Common Stock of the Issuer upon closing of the PIPE (as defined below).

CUSIP No. 577096 100	13D	Page 11 of 14 pages

Item 4.	Purpose of Transaction.

The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

Mr. Hébert is a member of the Board. In addition, Mr. Hébert, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s incentive award plan, which became effective upon the completion of the Mergers (as defined below).

Business Combination

On July 22, 2021, the Issuer completed its reverse merger with Gores Holdings VI, Inc. (“Gores”) in accordance with the terms of the Agreement and Plan of Merger dated as of February 7, 2021, by and among Gores, Maker Merger Sub, In. (“First Merger Sub”), Maker Merger Sub II, LLC (“Second Merger Sub”) and Matterport, Inc. (“Legacy Matterport”), pursuant to which, among other matters, First Merger Sub was merged with and into Legacy Matterport (the “First Merger”), with Legacy Matterport surviving and immediately following as part of the same overall transaction, Legacy Matterport merged with and into Second Merger Sub, with Second Merger Sub surviving as a wholly owned subsidiary of the Issuer (the “Second Merger” and, together with the First Merger, the “Mergers”).

Prior to the Mergers, as a result of a series of private transactions with the Issuer, the LV Funds held an aggregate of 93,749 shares of common stock and an aggregate of 5,954,365 shares of preferred stock of Legacy Matterport. In connection with the Mergers, each share of Legacy Matterport common stock and preferred stock held by the Lux Funds was converted into an aggregate of 25,225,654 shares of Common Stock of the Issuer.

Concurrently with the closing of the Mergers, LCIO purchased 100,000 shares of Common Stock of the Issuer in a private placement (the “PIPE”).

General

The Reporting Persons hold the securities described in this Schedule 13D for investment purposes and intend to review the investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 577096 100	13D	Page 12 of 14 pages

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

The information set forth in the cover pages and Item 4 of this Schedule 13D is incorporated herein by reference.

As a result of the Mergers and the PIPE, LVPIII may be deemed to beneficially own 17,632,932 shares of Common Stock, representing approximately 7.3% of the issued and outstanding shares of Common Stock deemed outstanding as of July 22, 2021, LVCGP may be deemed to beneficially own 836,169 shares of Common Stock, representing approximately 0.3% of the issued and outstanding shares of Common Stock deemed outstanding as of July 22, 2021, LCIO may be deemed to beneficially own 6,656,553 shares of Common Stock, representing approximately 2.8% of the issued and outstanding shares of Common Stock deemed outstanding as of July 22, 2021, and Messrs. Hebert and Wolfe, as the managing members of the LV Funds, may be deemed to beneficially own, in the aggregate, 25,125,654 shares of Common Stock held by the LV Funds, representing approximately 10.4% of the Issuer’s issued and outstanding shares of Common Stock deemed outstanding as of July 22, 2021.

The aggregate percentage of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 241,956,778 shares of Common Stock outstanding as of July 22, 2021, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2021.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock in the last 60 days.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the closing of the Mergers, the Issuer, the Reporting Persons and certain other stockholders of the Issuer (the “RRA Holders”) entered into an Amended and Restated Registration Rights Agreement, dated as of July 22, 2021 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer agreed to file a registration statement to register the resale of certain securities of the Issuer held by the RRA Holders within 30 days after the Closing Date. In addition, the RRA Holders are entitled to make up to six demands for registration, excluding short form demands, that the Issuer register shares of Common Stock held by these parties. The Registration Rights Agreement also provides customary “piggy-back” registration rights to the RRA Holders. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.1 hereto, and incorporated herein by reference.

Pursuant to the subscription agreement for the PIPE, LCIO has certain registration rights with respect to the shares of Common Stock acquired in the PIPE.

Other than the transactions described in this Item 6 and elsewhere throughout this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement.

2	Amended and Restated Registration Rights Agreement, dated as of July 22, 2021, by and among the Issuer, Gores Sponsor VI LLC and certain other parties named therein (Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on July 28, 2021).

CUSIP No. 577096 100	13D	Page 13 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2021

LUX VENTURES PARTNERS III, LLC

By:	/s/ Peter Hébert
Peter Hébert, Managing Member

LUX VENTURES III, L.P.

By:	LUX VENTURE PARTNERS III, LLC

Its:	General Partner

By:	/s/ Peter Hébert
Peter Hébert, Managing Member

LUX VENTURES III SPECIAL FOUNDERS FUND, L.P.

By:	LUX VENTURE PARTNERS III, LLC

Its:	General Partner

By:	/s/ Peter Hébert
Peter Hébert, Managing Member

LUX CO-INVEST PARTNERS, LLC

By:	/s/ Peter Hébert
Peter Hébert, Managing Member

LUX CO-INVEST OPPORTUNITIES, L.P.

By:	LUX CO-INVEST PARTNERS, LLC

Its:	General Partner

By:	/s/ Peter Hébert
Peter Hébert, Managing Member

LUX VENTURES CAYMAN PARTNERS CAYMAN III, LLC

By:	/s/ Peter Hébert
Peter Hébert, Managing Member

CUSIP No. 577096 100	13D	Page 14 of 14 pages

LUX VENTURES CAYMAN III, L.P.

By:	LUX VENTURES CAYMAN PARTNERS CAYMAN III, LLC

Its:	General Partner

By:	/s/ Peter Hébert
Peter Hébert, Managing Member

/s/ Peter Hébert
Peter Hébert

/s/ Josh Wolfe
Josh Wolfe